Exhibit 8.1

SUBSIDIARIES OF ALPHA TAU MEDICAL LTD.

Name of Subsidiary	Jurisdiction of Organization

Alpha Tau Medical, Inc.	Delaware (USA)
Alpha Tau Medical Canada Inc.	Quebec
Alpha Tau Medical KK	Japan